May 2, 2023
VIA EDGAR
Securities and Exchange Commission
Division of Corporation Finance
Office of Trades and Services
100 F Street, N.E.
Washington, D.C. 20549
Attention: Robert Shapiro and Abe Friedman

Re:    Udemy, Inc.
Form 10-K for the Year Ended December 31, 2022
Filed February 27, 2023
Earnings Release on Form 8-K
Furnished February 14, 2023
File No. 001-40956
Messrs. Shapiro and Friedman:
We are responding to the comments contained in the letter from the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) addressed to Sarah Blanchard, Chief Financial Officer of Udemy, Inc. (the “Company”), dated April 26, 2023, related to the above-referenced filings.
In this letter, the comment from the Staff has been recited in italicized, bold type, and the comment is followed by the Company’s response.
Earnings Release on Form 8-K Furnished February 14, 2023
Exhibit 99.1
Udemy Reports Fourth Quarter and Full Year 2022 Results
Reconciliation of GAAP to Non-GAAP Financial Measures, page 8
1.Your non-GAAP reconciliations for the interim and annual periods appear to present non-GAAP income statements. This presentation appears to be inconsistent with Question 102.10(c) of the staff’s Compliance and Disclosure Interpretations on Non-GAAP Financial Measures. Please advise, or revise to remove the current presentation and reconcile each non-GAAP measure separately.
In response to the Staff’s comment, the Company will ensure its future filings, beginning with the Company’s press release announcing its financial results for the quarter ended March 31, 2023, reconcile each non-GAAP measure separately, and the Company will discontinue its current presentation of non-GAAP reconciliations.
* * *
Please direct any further questions or comments to me at ken.hirschman@udemy.com.

Sincerely,
/s/ Ken Hirschman
Ken Hirschman
Udemy, Inc.
Senior Vice President, Operations & General Counsel

cc: Sarah Blanchard, Chief Financial Officer, Udemy, Inc.